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Justin R. Howard	Direct Dial: 404-881-7758	E-mail: justin.howard@alston.com

April 19, 2010

VIA EDGAR

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3628

Re:	AuthenTec, Inc. Soliciting Materials Filed Pursuant to Rule 14a-12 Filed March 23, 2010 File No. 001-33552

Dear Mr. Duchovny:

At the request and on behalf of our client, AuthenTec, Inc. (the “Company” or “AuthenTec”), we are responding to the comment letter, dated April 1, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Soliciting Materials Filed Pursuant to Rule 14a-12 filed on March 23, 2010 (the “Materials”) and our response, dated March 31, 2010, to the Staff’s prior letter dated March 25, 2010.

To facilitate the Staff’s review, this letter includes each of the Staff’s numbered comments and is followed by a response.

1.  We note your response to prior comment 1 and we reissue the comment in part.  Please provide us with the analysis supporting the statement referenced in the second bullet point of our prior comment.

AuthenTec and UPEK both compete in the silicon fingerprint sensor market.  As an active bidder on a predominate number of design opportunities in this market, AuthenTec is very familiar with the volume requirements of the key customers in this market and which competitor is supplying those customers.  AuthenTec is also familiar with the structure of UPEK’s operations and has reviewed the statements of operations provided by UPEK in its registration statement on Form S-1 filed in 2007.  Using this knowledge of UPEK’s operations, including the statement of operations for prior periods, along with AuthenTec’s estimates of UPEK’s sensor shipments and other industry trends, AuthenTec has estimated UPEK’s results of operations for subsequent periods.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Office of Mergers and Acquisitions
April 19, 2010

On behalf of the Company, we have furnished under separate cover pursuant to 17 C.F.R. § 200.83 a copy of the internal market share analysis prepared by the Company and referenced in our previous response, as well as an estimate of UPEK’s profitability prepared using this information.

2.  We disagree with your response to prior comment 2 as expressed in the last paragraph of your response.  Your assertion that UPEK has "deliberately withheld" its financial statements appears to charge UPEK with improper conduct although UPEK is not obligated to report its financial statements in an annual report on Form 10-K.  Your assertion that UPEK is attempting to "mislead Authentec's shareholders," which appears to charge UPEK with improper conduct, also remains unsupported.  We reissue the comment.

AuthenTec respectfully disagrees that its previous statements violate the prohibition contained in Note (b) to Rule 14a-9 against material that directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.  As explained in our previous response, the Materials note in part:

However, after nearly two months [since announcement of their proposal], UPEK still has not published any (emphasis added) financial information for 2008 or 2009. . . .[I]t has been nearly three months since the close of UPEK’s fiscal year, which brings into question why UPEK has deliberately withheld its financial information.

The Materials do not suggest, nor does AuthenTec contend, that UPEK is required to report financial statements within the same time frame as if they were filing an annual report on Form 10-K.  However, we reemphasize that UPEK has not provided ANY financial information about their company.  If UPEK were interested in giving AuthenTec’s stockholders a meaningful opportunity to assess the UPEK proposal, then UPEK would provide AuthenTec stockholders with some form of financial information, even if that information was unaudited, capsule data or even audited information from periods prior to 2009.  Given the diverse menu of options from which UPEK could choose to provide some financial information, AuthenTec can only conclude that their failure to provide ANY information is deliberate, and constitutes an attempt to mislead AuthenTec’s stockholders by withholding information that is critical to their decision.1

We respectfully note for the Staff that a number of securities analysts and proxy advisory firms have observed that it is extremely difficult for AuthenTec’s stockholders to evaluate whether or not the AuthenTec board has acted in a manner with regard to the UPEK offer such that the extreme step of removing the AuthenTec board is appropriate.  For example, PROXY Governance, Inc. noted on April 9:

1 UPEK’s repeated assurances since announcement of its proposal that it will provide financial information when available are a concession on UPEK’s part that they should provide AuthenTec stockholders with this information so that they may make an informed decision.  If this is no longer UPEK’s intention, then they should update or correct their undertaking to provide financial information, as those statements would be misleading as well.

Office of Mergers and Acquisitions
April 19, 2010

UPEK’s continuing inability to provide its audited financial statements, however, is deeply troubling.  Without audited financial statements, as UPEK certainly must know (emphasis added), AuthenTec shareholders have no way to evaluate either the fairness or the credibility of the UPEK offer—let alone any reason to believe their current board has acted improperly.2

The comments of Brian Ruttenbur of Morgan Keegan, dated February 19 are similar:

AuthenTec’s board and management have rejected this proposal as unfavorable to AuthenTec  shareholders, and UPEK is attempting to get enough AuthenTec shareholders to agree to call a special meeting to replace the current AuthenTec board with one chosen by UPEK that would be conducive to the merger.  UPEK is currently undergoing an audit and hopes to release financial statements within the next several weeks.  We believe that it makes sense for these companies to merge given the weak state of the current market, but until UPEK releases financials we are unable to assess whether the deal as proposed is attractive for AuthenTec shareholders.

AuthenTec strongly believes that all of the statements in the Materials have sufficient factual foundation.  However, AuthenTec reconfirms for the Staff that it will not make any statement in the future that directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

* * * * *

The undersigned, on behalf of the Company, and in response to the request contained in the Staff’s letter, hereby acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

3.  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2 We also note that both ISS Proxy Advisory Services and Glass, Lewis & Co. made similar recommendations, with similar reasoning, against UPEK’s proposal to call a special meeting.

Office of Mergers and Acquisitions
April 19, 2010

Please do not hesitate to contact me at (404) 881-7758 or my colleagues Dennis Garris or Scott Ortwein at (202) 756-3452 and (404) 881-7936, respectively, if you have any questions or further comments.  Thank you in advance for assistance in this matter.

Sincerely,

/s/ Justin R. Howard

Justin R. Howard

JRH:lca
Enclosures